August 23, 2019

AdvisorOne Funds Board of Trustees

c/o Mike Forker, Secretary of the Board

17605 Wright Street

Omaha, NE 68130

Re: Advisory Fee Waivers

Dear Mr. Forker:

In connection with that certain Investment Advisory Agreement dated January 17, 2019 (the “Agreement”) by and between CLS Investments, LLC (the “Adviser”) and the CLS Strategic Global Equity Fund (the “Fund”), CLS has contractually agreed to waive a portion of its advisory fees for the benefit of the Fund, and to contractually bind itself, to waive or limit its management fees and to reimburse expenses, other than expenses relating to dividends on short sales, interest expense, indirect fees and expenses of underlying funds, and extraordinary or non-recurring expenses, through August 31, 2020, so that the annual operating expenses of the Fund do not exceed 1.50% of the average daily net assets of the Fund.

These limitations are subject to possible reimbursement by each Fund, in future years on a rolling three year basis, if such reimbursement can be achieved within the foregoing expense limits.

We look forward to providing continuing service to the AdvisorOne Funds.

Sincerely,

/s/ Ryan Beach

Ryan Beach

Secretary

CLS Investments, LLC

Approved and accepted on behalf of each Fund

/s/ Mike Forker

Mike Forker

Secretary

AdvisorOne Funds